UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Industrias Bachoco S.A.B. de C.V.

(Name of Subject Company)

Industrias Bachoco S.A.B. de C.V.

(Name of Persons Filing Statement)

Series B Shares, without par value

(Title of Class of Securities)

MX01BA1D0003*

(CUSIP Number of Class of Securities)

*The Series B Shares are listed on the Mexican Stock Exchange and the ISIN identifier is MX01BA1D0003

American Depositary Shares, each representing twelve Series B Shares

(Title of Class of Securities)

456463108

(CUSIP Number of Class of Securities)

Daniel Salazar Ferrer

Chief Financial Officer

Industrias Bachoco S.A.B. de C.V.

Avenida Tecnológico No. 401

Ciudad Industrial C.P. 38010

Celaya, Guanajuato, Mexico

Telephone: (+52-461-618-3555)

Facsimile: (+52-461-611-6502)

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2022 (as the same may further be amended or supplemented from time to time, “Schedule 14D-9”) by Industrias Bachoco S.A.B. de C.V. (“Bachoco” or the “Company”) in connection with the all cash tender offer made in the United States (the “U.S. Offer”) by Edificio del Noroeste, S.A. de C.V. (the “Offeror”), a private corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States and owned and controlled by members of the Robinson Bours Family, pursuant to an offer to purchase (as it may be amended or supplemented from time to time, the “U.S. Offer to Purchase”):

(1)  any and all issued and outstanding Series B shares, without par value, of Bachoco (the “Series B Shares”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which defines a U.S. holder as “any security holder resident in the United States”); and

(2)  any and all issued and outstanding American Depositary Shares (each of which represents twelve Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), held by holders, wherever located (in each case, excluding Shares owned directly or indirectly by the Robinson Bours Family, the Offeror and their respective affiliates and Shares held in treasury by Bachoco (such excluded Shares, collectively, the “Excluded Shares”), for Ps.81.66 in cash per Series B Share and Ps.979.92 in cash per ADS (together, the “U.S. Offer Price”), without interest and less (i) any applicable brokerage fees and commissions, (ii) any applicable foreign exchange conversion expenses with respect to the conversion of Mexican pesos to U.S. dollars (in the case of the ADSs), and (iii) applicable withholding taxes, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase and other related materials, including the acceptance for Series B Shares (the “Acceptance for Series B Shares”) and letter of transmittal for ADSs (the “ADS Letter of Transmittal”).

Except as otherwise set forth below, the information set forth in Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of Schedule 14D-9 is hereby amended and supplemented by replacing section (b) titled “Other material information” in its entirety with the following:

(b) Other material information

Subject to, and as described in further detail in, Item 4(b) of Schedule 14D-9, at the direction of Management, in rendering its Fairness Opinion, FTICA reviewed and analyzed, among other things, the HR Ratings Forecasts and the JPM Forecasts. FTICA assumed, with the Company's consent, that each of the HR Ratings Forecasts and the JPM Forecasts had been reasonably prepared and FTICA assumed no responsibility for, and expressed no view as to, the Forecasts, or the estimates or the assumptions on which each of them is based.

Set forth below for informational purposes only are the relevant financial projections and information contained in the Forecasts. The HR Ratings Forecasts were prepared by HR Ratings de México, S.A. de C.V., a third-party rating agency, and the JPM Forecasts were prepared by J.P. Morgan, an independent investment analysis organization associated with the larger J.P. Morgan organization.

The following is a summary of the Forecasts:

HR Ratings Forecasts

	Fiscal Year Ending December 31,
(in millions of pesos)	2022E	2023E	2024E
Revenue	84,625	87,294	90,067
EBITDA(1)	7,057	6,734	6,385
Operating Income	4,774	4,365	3,936
Depreciation & Amortization	2,114	2,194	2,268
Increase in Net Working Capital	(1,031)	(401)	(417)
Capital Expenditures	(2,750)	(2,750)	(2,750)
Investments in Right-of-Use Assets	(231)	(231)	(231)

(1) Represents EBITDA calculated as Operating Income, plus depreciation and amortization, adjusted for other operating expenses that primarily represent the sale of scrap, net of cost of disposal, of biological assets and raw materials.

JPM Forecasts

	Fiscal Year Ending December 31,
(in millions of pesos)	2022E	2023E	2024E
Revenue	97,704	104,492	108,651
EBITDA	10,390	9,502	10,259
Operating Income	8,772	7,771	8,459
Depreciation & Amortization	1,618	1,731	1,800
Increase in Net Working Capital	(711)	(573)	(326)
Capital Expenditures	(4,254)	(5,225)	(4,212)
Other	(81)	(188)	(201)

EBITDA is a non-GAAP financial measure. The measure is included in this report because FTICA reviewed, at the direction of Management, the Forecasts in connection with rendering the Fairness Opinion as described in further detail in Item 4 under the title “Summary of Fairness Opinion”.

EBITDA provides a basis for evaluating underlying business performance, but should not be considered in isolation and are not in accordance with, or a substitute for, evaluating the Company’s performance utilizing GAAP financial information. Non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. The foregoing tables show the reconciliation of projected EBITDA to projected Operating Income, the closest GAAP financial measure, for the periods indicated.

This report (including, but not limited to, the paragraphs above) and the documents incorporated by reference herein and therein may contain both historical and forward-looking statements. All statements that are not based on historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are not guarantees of future performance and reflect certain expectations concerning future results, events, objectives, plans and goals and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause our actual results, performance or achievements to differ.

Examples of such forward-looking statements may include, but are not limited to: (i) projections of revenues, income (or loss), earnings (or loss) per share, EBITDA capital expenditures, dividends, capital structure or other financial items or ratios; (ii) statements of plans, objectives or goals or those of Management, including those relating to new contracts or transactions; (iii) statements about future economic or financial performance; and (iv) statements of assumptions underlying such statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties, and a number of unexpected changes could cause actual results to deviate from our plans, objectives, expectations, estimates and intentions. The Company recognizes that the accuracy of certain predictions and its ability to follow through on its intentions depend on factors beyond its control. The potential risks are many and varied, but include unexpected changes in economic, weather and political conditions, raw material prices, competitive conditions, and demand for chicken, eggs, turkey, balanced feed, beef and swine.

The forward-looking statements included or incorporated by reference in this Schedule 14D-9 are qualified in their entirety by this cautionary statement and are made only as of the dates of the relevant document. We do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances or for any other reason. Accordingly, undue reliance should not be placed on forward-looking statements.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, the holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Industrias Bachoco S.A.B. de C.V.

Date: October 28, 2022	By:	/s/ Daniel Salazar Ferrer, CFO